Exhibit 99.1

Intec Pharma Appoints VP of Clinical and Regulatory Affairs

JERUSALEM, ISRAEL – (May 3, 2016) – Intec Pharma Ltd. (NASDAQ: NTEC) (TASE: INTP), a clinical-stage biopharmaceutical company, today announced the appointment of Pnina Strauss-Levy as Vice President, Clinical and Regulatory Affairs.

“Ms. Strauss-Levy has 15 years of experience in clinical research and regulatory affairs, and has established an outstanding track record, having supported the advancement of several products through the clinical development and regulatory approval processes in the United States and Europe, including several Phase III clinical trials,” said Zeev Weiss, CEO of Intec Pharma. “As part of our senior management team, Ms. Strauss-Levy will play a pivotal role in advancing the development of our products, including the Phase III clinical trial of our lead product, AP-CDLD which is currently enrolling advanced Parkinson’s disease patients.”

Ms. Strauss-Levy has served in several positions with Kamada Ltd., an Israeli Pharmaceutical company, including as Vice President, Clinical Development & IP. She has vast experience in the pharmaceutical industry, fulfilling key positions in clinical development, regulatory affairs and business development.

Ms. Strauss-Levy holds a BSc degree in Biochemistry and Food Sciences from the Hebrew University in Jerusalem and an MBA degree from the University of Derby.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug induced ulcers.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com